SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

São Paulo, September 20, 2005.

To
Planner Corretora de Valores S.A.
At.: Mr. Artur Martins Figueiredo
afigueiredo@plannercorretora.com.br
(55 11) 3060-9575

Banco Bradesco S.A.
Stock and Custody Department
4010.ações@bradesco.com.br
(55 11) 3684-9281

Re.: Notice of the prepayment of the 4th Public Issuance of Debenture of Net Serviços de Comunicação S.A. through the National Debenture System/Clearing House for the Custody and Financial Settlement of Securities (SND/CETIP)

Dear Sirs,

      Pursuant to the Prepayment Notice submitted on September 14, 2005, in compliance with the provisions in the clauses 3.11 and 3.13 of the Deed of the Fourth Public Issuance of Debentures of Net Serviços de Comunicação S.A (“Net”), dated as of February 24, 2005 and amended on March 15, 2005 (“Deed”), Net announces that on September 21, 2005, it will carry out the total redemption of the debentures through the SND/CETIP system, as follows:

     Date of event: 09/21/05
     Asset: PLIM14 (1st tranche)
     Number of Debentures: 255
     Type of event: TOTAL REDEMPTION
     Principal Unit Price: R$ 133,737.535322
     Interest Unit Price: R$ 420.113063
     Unit Price: R$ 134,157.648387

     Date of event: 09/21/05
     Asset: PLIM24 (2nd tranche)
     Number of Debentures: 17,884
     Type of event: TOTAL REDEMPTION
     Principal Unit Price: R$ 8,323.541311
     Interest Unit Price: R$ 26.146948
     Unit Price: R$ 8,349.688259

     In compliance with the provision in the clause 3.12.1 of the Deed, such amortization will be followed by the payment of the Compensatory Interest due until September 21, 2005.

Sincerely,

Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.